Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

March 28, 2008                                                                                     Exhibit 4  ( c) 3

John Robinson
11 McMaster Avenue
Toronto, Ontario
M4V 1A8

Dear Mr. Robinson:

We refer to the consulting agreement dated April 1, 2003 that expired on June 30, 2004 and being extended on a year to year basis. The last extension is up to June 30, 2008.

We also refer to our meeting this morning where you presented us with a proposal for further services for another year at a cost of approx. $82,000 – same as last year and  agreed to accept 350,000 common shares of Bontan valued at the market price of US$0.23 or CDN$0.23 – being the market price of the shares on March 28, 2008.

As a result of an assessment of our current requirements, it appears that we will need to retain your services for another year.  We therefore confirm that your services contract is extended for another year to June 30, 2009 on the same terms and conditions as outlined in the Agreement dated April 1, 2003, except for the Work Fee (clause 3).

If you accept the terms of our renewal, please sign the enclosed copy of this letter and return it to our office.

Yours truly,

BONTAN CORPORATION INC.

Sd:  Kam Shah

Kam Shah, CA CPA
Chief Executive Officer
Chief Financial Officer

AGREED AND ACCEPTED

Sd:  John Robinson
_____________________
John Robinson